April 22, 2005


Mail Stop 0306



David C. Howson, President
Accelr8 Technology Corporation
7000 North Broadway, Building 3-307
Denver, Colorado  80221

Via U S Mail and FAX [(303) 863-1218 ]

Re:	Accelr8 Technology Corporation
	Form 10-KSB for the fiscal year ended July 31, 2004
	Forms 10-QSB for the fiscal quarters ended October 31, 2004 and
January 31, 2005
	File No.  1-31822

Dear Mr. Howson:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Mr. David C. Howson
Accelr8 Technology Corporation
April 22, 2005
Page 2


Form 10-KSB for fiscal July 31, 2004

Financial Statements

Balance Sheet - Page F-2

1. We see in your accounting policy for revenue recognition that you have billed amounts which you have not yet earned. In future filings clearly indicate how these amounts are reflected in the financial statements.


Notes to the Financial Statements

Note 2  Summary of Significant Accounting Policies - Page F-6

Revenue Recognition - Page F-8
Contract Revenue - Page F-8

2. Please expand your policy in future filings to clarify how you determine the amount to recognize in each period and how you account for payments made in advance and for the achievement of milestones.

Product Revenue - Page F-8

3. In future filings provide more specific details of your revenue recognition policy for product sales. Clarify why it is appropriate to recognize revenue at shipment, including details of any post shipment obligations, rights of return or customer acceptance that could impact revenue recognition. Also, provide details of any discounts, credits or other sales incentives offered, including how those matters impact your revenue practices.

Deferred Revenue - Page F-8

4. In future filings, please clarify the nature of deferred revenues and the basis on which you determine the deferred portion. Explain why you would bill amounts which you have not yet earned, and whether you have amounts earned and not yet billed. Clarify how this differs from customer deposits and up-front payments.



Mr. David C. Howson
Accelr8 Technology Corporation
April 22, 2005
Page 3


Note 5  Intellectual Property - Page F-11

5. Supplementally and in future filings provide details of the recent impairment test for the intellectual property assets, including details of all significant assumptions and methodologies used in the valuation. In addition, provide details of the basis for the useful life of 20 years.


Note 8  Major Customers and Foreign Revenue - Page F-16

6. We read that 30.5% of your revenues in 2004 are from foreign customers. If revenues derived from any particular foreign country or geographic area are material, revise future filings to disclose the name of the country and the amount of revenue from the country.
Refer to paragraph 38(a) SFAS 131.


Note 9  Sale of Software Migration Tools - Page F-17

7. We see in Form 10-KSB for 2003 in Note 12 that you previously reported your software business as a separate business segment. However, we see the amounts of costs and expenses, interest income, and segment income for 2003 differ from the 2003 information in Note
9. Please tell us the reason for these differences. In addition, provide supplemental details of how you determined the gain from the sale of the discontinued operation of $.6 million.


Certifications - Exhibits 31 and 32

8. In future filings please revise Exhibits 31 to specifically identify the report reviewed by disclosing the period ended date in paragraph 1. Also please revise to make the disclosures with respect to internal controls required in the introductory paragraph 4 and subparagraph 4(b) of the Certification by Item 601(b)(31) of Regulation S-B, as revised by Release 33-8238.


*  *  *  *  *  *  *



Mr. David C. Howson
Accelr8 Technology Corporation
April 22, 2005
Page 4

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested supplemental information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR under the label "CORRESP." Please understand that we may have additional comments after reviewing your responses to our comments and the requested supplemental information. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-0306.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jeanne Bennett at (202) 942-1915 or me at
(202)
942-1791, if you have questions regarding our comments.

      Sincerely,


      							Brian R. Cascio
      							Accounting Branch Chief
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